                                                               Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                                Registration No.
                                                                      333-104110




                                 750,000 SHARES


                                 CARBO CERAMICS

                                  COMMON STOCK


All of the shares of common stock described in this prospectus are being offered for sale from time to time by the selling stockholders named in this prospectus. CARBO Ceramics will not receive any of the proceeds from the sale of the shares.

The selling stockholders may sell shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time or at prices negotiated with the buyers of shares.

The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. CARBO Ceramics is paying all other costs, fees and expenses relating to the registration of the shares with the Securities and Exchange Commission and the sale of those shares.

The common stock is listed on the New York Stock Exchange under the symbol "CRR". The last reported sale price of the common stock on the New York Stock Exchange on April 22, 2003 was $38.95 per share.

                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 4.





NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





The date of this prospectus is April 23, 2003



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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Incorporation of Certain Documents By Reference .........................   2
Cautionary Statement Regarding Forward-Looking Statements ...............   3
Carbo Ceramics Inc. .....................................................   3
Risk Factors ............................................................   4
Use of Proceeds .........................................................   7
Selling Stockholders ....................................................   7
Plan of Distribution ....................................................   7
Legal Matters ...........................................................   9
Experts .................................................................   9


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may review the reports and other information we have filed without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or at the SEC's web site at http://www.sec.gov. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330.

         We have chosen to "incorporate by reference" in this prospectus information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we include in this prospectus or that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

o        Our Annual Report on Form 10-K for the year ended December 31, 2002;

o        Our Current Report on Form 8-K filed on April 22, 2003; and

o The descriptions of our common stock and our preferred stock purchase rights contained in our three registration statements on Form 8-A (File No. 001-15903), and any amendments or reports filed for the purpose of updating those descriptions.

         We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the sale of all the shares of common stock described in this prospectus.

         You may request a copy of these filings (other than exhibits to these filings, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us as follows:

                        6565 MacArthur Blvd., Suite 1050
                               Irving, Texas 75039
                                 (972) 401-0090

         Information contained on our internet web site will not be deemed to be a part of this prospectus.



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

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains or incorporates by reference "forward-looking statements," such as statements regarding future events, anticipated financial performance and other non-historical facts. The words "believe", "expect", "anticipate", "project" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, each of which speaks only as of the date the statement was made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements. These risks and uncertainties include, but are not limited to, general economic and business conditions, our ability to market existing and new products successfully, changes in the demand for oil and natural gas, the development of alternative stimulation techniques or alternative proppants for use in hydraulic fracturing, our potential exposure to litigation and other risks and factors set forth in this prospectus and in our Exchange Act filings that are incorporated by reference in this prospectus.


                               CARBO CERAMICS INC.

         CARBO Ceramics Inc. was formed in 1987 to acquire the assets of Standard Oil Proppants Company, LP, a joint venture between two ceramics proppant manufacturers. Since its founding in 1987, CARBO Ceramics has become the world's largest producer and supplier of ceramic proppant for use in the hydraulic fracturing of natural gas and oil wells. Demand for ceramic proppant depends primarily upon the demand for natural gas and oil and on the number of natural gas and oil wells drilled, completed or recompleted worldwide. More specifically, the demand for ceramic proppant is dependent on the number of oil and gas wells that are hydraulically fractured to stimulate production.

                                  RISK FACTORS

         An investment in our common stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus, before buying shares of common stock.

OUR BUSINESS AND FINANCIAL PERFORMANCE DEPEND ON THE LEVEL OF ACTIVITY IN THE NATURAL GAS AND OIL INDUSTRIES.

         Our operations are materially dependent upon the levels of activity in natural gas and, to a lesser extent, oil exploration, development and production. These activity levels are affected by both short-term and long-term trends in natural gas and oil prices. In recent years, natural gas and oil prices and, therefore, the level of exploration, development and production activity, have experienced significant fluctuations. Worldwide economic, political and military events, including war, terrorist activity, events in the Middle East and initiatives by the Organization of Petroleum Exporting Countries, have contributed, and are likely to continue to contribute, to price volatility. A prolonged reduction in natural gas and oil prices would depress the level of natural gas and oil exploration, development, production and well completions activity and result in a corresponding decline in the demand for our products. Such a decline could have a material adverse effect on our results of operations and financial condition.

OUR BUSINESS AND FINANCIAL PERFORMANCE COULD SUFFER IF NEW PROCESSES ARE DEVELOPED TO REPLACE HYDRAULIC FRACTURING.

         Substantially all of our products are proppants used in the completion and recompletion of natural gas and oil wells through the process of hydraulic fracturing. The development of new processes for the completion of natural gas and oil wells leading to a reduction in or discontinuation of the use of the hydraulic fracturing process could cause a decline in demand for our products and could have a material adverse effect on our results of operations and financial condition.

WE MAY BE ADVERSELY AFFECTED BY DECREASED DEMAND FOR CERAMIC PROPPANT OR THE DEVELOPMENT BY OUR COMPETITORS OF EFFECTIVE ALTERNATIVE PROPPANTS.

         Ceramic proppant is a premium product capable of withstanding higher pressure and providing more highly conductive fractures than mined sand, which is the most commonly used proppant type. Although we believe that the use of ceramic proppant generates higher production rates and more favorable production economics than mined sand, a significant shift in demand from ceramic proppant to mined sand could have a material adverse effect on our results of operations and financial condition. The development and use of effective alternative proppant could also cause a decline in demand for our products, and could have a material adverse effect on our results of operations and financial condition.

WE OPERATE IN A COMPETITIVE MARKET.

         We compete with two other principal suppliers of ceramic proppant, as well as with suppliers of sand and resin-coated sand for use as proppant, in the hydraulic fracturing of natural gas and oil wells. The proppant market is highly competitive and no one supplier is dominant.


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

WE RELY UPON, AND RECEIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUES FROM, A LIMITED NUMBER OF KEY CUSTOMERS.

         During 2002, our largest customers were, in alphabetical order, BJ Services Company, Halliburton Energy Services, Inc. and Schlumberger, the three largest participants in the worldwide petroleum pressure pumping industry. Although the end users of our products are the operators of natural gas and oil wells that hire the pressure pumping service companies to hydraulically fracture wells, these three customers accounted collectively for approximately 79% of our 2002 revenues. We generally supply our pumping service industry customers with products on a just-in-time basis, with transactions governed by individual purchase orders. Continuing sales of product depend on our direct customers and the end user well operators being satisfied with both product quality and delivery performance. Although we believe our relations with our customers and the major well operators are excellent, a material decline in the level of sales to any one of our major customers due to unsatisfactory product performance, delivery delays or any other reason could have a material adverse effect on our results of operations and financial condition.

WE RELY ON CERTAIN PATENTS.

         We own six issued United States patents and three foreign patents. These patents generally cover the manufacture and use of our products. The U.S. patents expire at various times in the years 2003 through 2010, with the two key product patents expiring in 2006 and 2009. We believe that these patents have been and will continue to be important in enabling us to compete in the market to supply proppant to the natural gas and oil industry. There can be no assurance that our patents will not be challenged or circumvented by competitors in the future or will provide us with any competitive advantage, or that other companies will not be able to market functionally similar products without violating our patent rights. We intend to enforce and have in the past vigorously enforced our patents. We may be involved from time to time in the future, as we have been in the past, in litigation to determine the enforceability, scope and validity of our patent rights. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. Furthermore, the invalidation of our United States patent rights and the subsequent entry of additional competitors into the market to supply ceramic proppant could have a material adverse effect on our results of operations and financial condition.

THE MARKET PRICE OF OUR STOCK MAY DECLINE DUE TO THE LARGE NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE.

         Although we cannot predict the timing or amount of future sales of common stock or the effect that the availability of such shares will have on the market price from time to time, sales of significant amounts of common stock in the public market, or the perception that future sales could occur, could adversely affect the market price of the common stock.

OUR ORGANIZATIONAL DOCUMENTS, PROVISIONS OF DELAWARE LAW AND OUR SHAREHOLDER RIGHTS PLAN MAY DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF THE COMPANY.

         Various provisions of our organizational documents and of the law of Delaware, where we are incorporated, may delay, deter or prevent a change in control of the Company not approved by our board of directors. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. There also are a substantial number of authorized but unissued shares of common stock that could be issued for such purpose.

         Section 203 of the Delaware general corporation law imposes restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the common stock.


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

         In addition, we have adopted a shareholder rights plan under which each holder of common stock also receives rights. Under the shareholder rights plan, if any person acquires beneficial ownership of 15% or more of the outstanding shares of common stock (with certain exceptions), that person will become an "acquiring person." As a result, holders of rights other than the acquiring person and some other transferees and related persons will be entitled to purchase shares of common stock at one-half their market price. While the shareholder rights plan is designed to protect shareholders in the event of an unsolicited offer and other takeover tactics which, in the opinion of the board of directors, could impair its ability to represent shareholder interests, the provisions of the shareholder rights plan may render an unsolicited takeover of the Company more difficult or less likely to occur or might prevent such a takeover.

         These provisions of our organizational documents, Delaware law and our shareholder rights plan could discourage potential acquisition proposals and could delay, deter or prevent a change in control of the Company. These provisions also could make it more difficult for third parties to remove and replace the members of the board of directors. Moreover, these provisions could diminish the opportunities for a shareholder to participate in tender offers, including tender offers at prices above the then-current market price of the common stock, and may also inhibit increases in the market price of the common stock that could result from takeover attempts or speculation.

THE MARKET PRICE OF THE COMMON STOCK WILL FLUCTUATE, AND COULD FLUCTUATE SIGNIFICANTLY.

         The market price of the common stock will fluctuate, and could fluctuate significantly, in response to various factors and events, including the following:

         o        the liquidity of the market for our common stock;

         o differences between our actual financial or operating results and those expected by investors and analysts;

         o        changes in analysts' recommendations or projections;

         o new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business;

         o        changes in general economic or market conditions; and

         o        broad market fluctuations.

OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM RESULTS ANTICIPATED IN FORWARD-LOOKING STATEMENTS WE MAKE.

         Some of the statements included or incorporated by reference in this prospectus are forward-looking statements. These forward-looking statements include statements relating to trends in the natural gas and oil industries, the demand for ceramic proppant and our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of our annual report on Form 10-K for the year ended December 31, 2002. In addition, we have made and may continue to make forward-looking statements in other filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers. Our actual results could differ materially from those anticipated in these forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements."


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
                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.


                              SELLING STOCKHOLDERS

         The following table sets forth the name of each selling stockholder and information regarding the beneficial ownership of the common stock by the selling stockholders as of the date hereof, and as adjusted to reflect the sale of shares of common stock covered hereby. The information in the table below has been calculated in accordance with Rule l3d-3 under the Exchange Act. Except as described below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                              BENEFICIAL OWNERSHIP                             BENEFICIAL OWNERSHIP
                       PRIOR TO SALE OF SHARES COVERED       SHARES       AFTER SALE OF SHARES COVERED
                              BY THIS PROSPECTUS            COVERED            BY THIS PROSPECTUS
                       -------------------------------      BY THIS       ----------------------------
                         SHARES                PERCENT     PROSPECTUS     SHARES(3)            PERCENT
                       ----------              -------     ----------     ---------            -------
Susan F. Morris(1)       500,000                 3.2%       500,000              --                --
Robert S. Rubin(2)     1,098,900                 7.1%       250,000         848,900              5.5%

----------

(1) Mrs. Morris is the wife of William C. Morris, the Company's Chairman of the Board. Mr. Morris is the beneficial owner of 3,254,900 shares of common stock of the Company. Shares shown as beneficially owned by Mr. Morris include 595,000 shares of Common Stock owned by Mrs. Morris and certain charitable foundations as to which Mr. Morris disclaims any beneficial ownership.

(2)  Mr. Rubin is a director of the Company.

(3) We do not know when or in what amounts the selling stockholders may offer shares for sale. Either of the selling stockholders may elect not to sell any or all of the shares covered by this prospectus.



                              PLAN OF DISTRIBUTION

         The common stock may be sold from time to time:

         o        directly by any selling stockholder to one or more purchasers;

         o        to or through underwriters, dealers or brokers;

         o        through agents on a best-efforts basis or otherwise; or

         o        through a combination of such methods of sale.

         If the selling stockholders sell common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock.

         The common stock may be sold from time to time:

         o in one or more transactions at a fixed price or prices, which may be changed;

         o at prevailing market prices at the time of sale or at prices related to such prevailing prices;

         o        at varying prices determined at the time of sale; or

         o        at negotiated prices.


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


         The common stock may be sold:

         o in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

         o        in transactions in the over-the-counter market;

         o in transactions otherwise than on such exchanges or services or in the over-the-counter market;

         o in block transactions in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses;

         o through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

         o in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         o        through the writing of options; or

         o        through other types of transactions.

         At the time a particular offering of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents and any discounts, commissions or concessions allowed or reallowed or paid to brokers or dealers. In connection with sales of the common stock or otherwise, either selling stockholder may:

         o enter into hedging transactions with brokers, dealers or others, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume;

         o sell short and deliver common stock to close out such short positions; or

         o loan or pledge shares of common stock to brokers, dealers or others that in turn may sell that common stock.

         The selling stockholders may pledge or grant a security interest in some or all shares of common stock owned, and in the event of a default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus. The selling stockholders may also transfer and donate shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling stockholders for purposes of this prospectus. The selling stockholders may sell short common stock and may deliver this prospectus in connection with such short sales and use the common stock covered by this prospectus to cover such short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act of 1933, as amended, may be sold under Rule 144, Rule 144A or any such other available exemption.

         The selling stockholders and any underwriters, dealers, brokers, or agents who participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the


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

Securities Act and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the common stock by the selling stockholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

         The Company will pay all expenses of this registration statement, provided that the selling stockholders will pay any broker's commission, agency fee or underwriter's discount or commission.


                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon by Cleary, Gottlieb, Steen & Hamilton, New York, New York.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our audited financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


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